UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 and 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________ .

Commission File Number 333-51854-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gateway Western Railway Union 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

*	Other schedules required by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Sponsor
Gateway Western Railway Union 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
May 27, 2005

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash and temporary investments	$11,871	11,766

Investments, at fair value:
Common collective trust	314,821	286,031
Common stock of Kansas City Southern	4,007	247
Mutual funds	2,846,313	2,395,421

Total investments	3,165,141	2,681,699

Total assets	3,177,012	2,693,465

Liabilities:
Investment trades payable	11,799	11,752

Net assets available for benefits	$3,165,213	2,681,713

See accompanying notes to financial statements.

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GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Investment income:
Interest and dividends	$69,075	36,603
Net appreciation in fair value of investments	247,978	483,657

Total investment income	317,053	520,260

Contributions:
Participant contributions	206,408	190,830
Company contributions	84,756	80,031

Total contributions	291,164	270,861

Benefits paid	(124,717)	(112,509)

Increase in net assets available for benefits	483,500	678,612

Net assets available for benefits:
Beginning of year	2,681,713	2,003,101

End of year	$3,165,213	2,681,713

See accompanying notes to financial statements.

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GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

(a)	General

The Gateway Western Railway Union 401(k) Plan (the Plan) is a contributory, defined contribution plan adopted on July 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan.

(b)	Eligibility

The Plan covers union employees of Kansas City Southern Railway Company, located from Kansas City to East St. Louis (the Company), who are members in a craft represented by one of the following organizations: Transportation Communications International Union, Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers, Brotherhood of Railway Carmen. Employees are eligible to participate in the Plan on the first day of each calendar quarter coincident with or immediately following his or her first day of employment.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 50% of participant contributions, up to 6% of annual eligible compensation.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.

(e)	Vesting

Participants are immediately vested in their contributions, Company matching contributions, plus actual plan earnings thereon.

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct their contributions and Company matching contributions into any of the various funds offered by the Plan.

Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

(g)	Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distributions at age 59 1/2.

Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $5,000 will be paid out within one calendar year of termination of employment. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

(h)	Plan Termination

Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(i)	Plan Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

(b)	Investments

The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

The assets held in a common collective trust (Invesco Stable Value Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

(3)	Investments

Investments, which exceeded 5% of the net assets available for plan benefits at December 31, 2004 and 2003, were as follows:

	2004	2003
Invesco Stable Value Fund	$314,821	286,031
American Balanced	210,766	—
Growth Fund of America	729,783	670,630
Oppenheimer Quest Balanced Value	—	178,314
PIMCO Rennaissance	262,749	195,396
PIMCO Total Return Administrative Shares	411,782	365,363
Scudder Equity 500 Index	323,793	289,025
Washington Mutual Investors	221,199	186,719
Other	690,248	510,221

Total investments	$3,165,141	2,681,699

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $247,978 and $483,657, respectively, as follows:

	2004	2003
Kansas City Southern common stock	$5,370	4,071
Mutual funds	242,608	479,586

	$247,978	483,657

(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(5)	Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated July 15, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through June 30, 2003.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Schedule 1

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity	Description	Fair value
Common Stock:
* Kansas City Southern common stock	226 shares, with a fair value of $17.73 per share	$4,007

Common Collective Trust:
Invesco Stable Value	314,821.06 shares, with a fair value of $1.00 per share	314,821

Mutual Funds:
AIM Small Cap Growth Fund	2,303.676 shares, with a fair value of $27.46 per share	63,259
American Balanced	11,709.224 shares, with a fair value of $18.00 per share	210,766
American Century Real Estate/Advisor	1,853.322 shares, with a fair value of $24.78 per share	45,925
EuroPacific Growth	3,215.515 shares with a fair value of $35.63 per share	114,569
Franklin Balance Sheet Investment Fund — Class A	2,242.248 shares, with a fair value of $58.26 per share	130,633
Growth Fund of America	26,653.884 shares, with a fair value of $27.38 per share	729,783
ING International Value Fund	7,493.473 shares, with a fair value of $17.65 per share	132,260
Janus Fund	3,023.938 shares, with a fair value of $24.57 per share	74,298
Janus Twenty Fund	381.18 shares, with a fair value of $44.80 per share	17,077
MFS Value Fund	4,676.736 shares, with a fair value of $23.14 per share	108,220
PIMCO Renaissance	9,785.828 shares, with a fair value of $26.85 per share	262,749
PIMCO Total Return Administrative Shares	38,592.47 shares, with a fair value of $10.67 per share	411,782
Scudder Equity 500 Index	2,386.092 shares, with a fair value of $135.70 per share	323,793
Washington Mutual Investors	7,186.446 shares, with a fair value of $30.78 per share	221,199

Total investments		$3,165,141

* Party-in-interest.

See accompanying report of independent registered public accounting firm.

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SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Western Railway Union 401(k) Plan

June 27, 2005	By:	/s/ Eric B. Freestone

	Name:	Eric B. Freestone
	Title:	Vice President Human Resources

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